UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report to Form 6-K is hereby incorporated by reference into the registration statement of Star Bulk Carriers Corp. (the "Company") on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008, the Company's registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009 and the Company's registration statement on Form S-8 (File No. 333-176922) that was filed with the Commission and effective immediately.

On May 9, 2012, the audit committee of the board of directors approved and signed  the engagement letter  appointing Ernst & Young (Hellas) Certified Auditors - Accountants S.A. ("Ernst & Young") as the Company's independent registered public accounting firm for the year ending December 31, 2012. A resolution ratifying such appointment will be included in the proposals for the Company's next annual general meeting of shareholders. The audit committee approved the engagement of Ernst & Young following the expiration of the engagement letter with the Company's previous independent registered public accounting firm, Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. ("Deloitte").

The reports of Deloitte on the financial statements of the Company as of December 31, 2011 and 2010 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2011 and 2010, and through May 9, 2012 there were no disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the matter of such disagreements in their reports. In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2011 and 2010, and through the period ended May 9, 2012  none of the events described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F occurred.

In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2011 and 2010, and through the period ended May 9, 2012  neither the Company nor anyone on its behalf consulted with Ernst & Young on the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v).

The Company has provided Deloitte with a copy of these disclosures prior to the filing hereof and has requested that Deloitte furnish to the Company a letter addressed to the Securities and Exchange Commission stating whether Deloitte agrees with the statements made by the Company in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: May 9, 2012	By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Chief Financial Officer